Exhibit 99.(d)(3)(i)

Appendix A

INVESTMENT ADVISORY AGREEMENT
FOR
OAKMARK EQUITY & INCOME FUND

FEE SCHEDULE

The Trust shall pay out of Fund assets to the Adviser a monthly fee, based on the Fund’s average daily net assets, at the annual rate of 0.600% up to $250 million; 0.575% on the next $250 million; 0.555% on the next $4.5 billion; 0.525% on the next $5 billion; 0.495% on the next $3 billion; 0.465% on the next $3.5 billion; 0.435% on the next $10 billion; and 0.405% over $26.5 billion.

Dated: December 15, 2020